EXHIBIT 21.1
SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT

	STATE or JURISDICTION of INCORPORATION	PERCENT of OWNERSHIP
Natus Medical Incorporated	Delaware
Natus Neurology Incorporated	Delaware	100%
Natus Manufacturing Ireland, Ltd.	Ireland	100%
Natus Europe Gmbh	Germany	100%
Excel Tech Corp. (Xltek)	Canada	100%
Medix I.C.S.A.	Argentina	100%
Embla Systems, Ltd.	Canada	100%